American Renaissance Capital, Inc.

3699 Wilshire Blvd., Suite 530

Los Angeles, California 90010

Telephone: (310) 895-1839

September 11, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Erin E. Martin, Senior Counsel
Mr. Charles Garrison

Re:	American Renaissance Capital, Inc.
Form S-1 Registration Statement (Registration No. 333-197478)
Originally filed July 17, 2014, as amended.

Acceleration Request

Requested Date:   September 16, 2014

Requested Time:   4:01 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, American Renaissance Capital, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-197478), as amended (the “Registration Statement”), so that it may become effective at 4:01 p.m. Eastern Daylight Time on September 16, 2014, or as soon as practicable thereafter.  There is no underwriter involvement as the offering is being conducted on a self-underwritten, best efforts basis, which means our President, Frank Igwealor, will attempt to sell the offering, relying on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities and Exchange Act of 1934.

The Registrant hereby authorizes Azuka L. Uzoh, of the Law Office of Azuka L. Uzoh, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Uzoh at (213) 483-4020, or in his absence Frank Igwealor, at (310) 895-1839.

Best Regards,

/s/ Frank Igwealor
Frank Igwealor
Chief Executive Officer

cc: Azuka L. Uzoh, The Law Office of Azuka L. Uzoh

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